UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 New Gold, Inc.
                                (Name of Issuer)

                         Common Shares without par value
                         (Title of Class of Securities)

                                    644535106
                                 (CUSIP Number)

                                  June 14, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 12 Pages

CUSIP No. 644535106                    13G                   Page 2 of 12 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                        0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $17,996,000 principal amount of 5% Subordinated
                    Convertible Debentures due June 28, 2014,
                    convertible into 1,924,705 Common Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                        0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $17,996,000 principal amount of 5% Subordinated
                    Convertible Debentures due June 28, 2014,
                    convertible into 1,924,705 Common Shares
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $17,996,000 principal amount of 5% Subordinated Convertible Debentures due June 28, 2014, convertible into 1,924,705 Common Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.95%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 644535106                    13G                   Page 3 of 12 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $3,194,000 principal amount of 5% Subordinated
                    Convertible Debentures due June 28, 2014,
                    convertible into 341,604 Common Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $3,194,000 principal amount of 5% Subordinated
                    Convertible Debentures due June 28, 2014,
                    convertible into 341,604 Common Shares
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $3,194,000 principal amount of 5% Subordinated Convertible Debentures due June 28, 2014, convertible into 341,604 Common Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.92%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 644535106                    13G                   Page 4 of 12 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC               20-1901985
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $21,190,000 principal amount of 5% Subordinated
                    Convertible Debentures due June 28, 2014,
                    convertible into 2,266,309 Common Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $21,190,000 principal amount of 5% Subordinated
                    Convertible Debentures due June 28, 2014,
                    convertible into 2,266,309 Common Shares
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $21,190,000 principal amount of 5% Subordinated Convertible Debentures due June 28, 2014, convertible into 2,266,309 Common Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.78%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 644535106                    13G                   Page 5 of 12 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $21,190,000 principal amount of 5% Subordinated
                    Convertible Debentures due June 28, 2014,
                    convertible into 2,266,309 Common Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                        0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $21,190,000 principal amount of 5% Subordinated
                    Convertible Debentures due June 28, 2014,
                    convertible into 2,266,309 Common Shares
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $21,190,000 principal amount of 5% Subordinated Convertible Debentures due June 28, 2014, convertible into 2,266,309 Common Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.78%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 644535106                    13G                   Page 6 of 12 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    $21,190,000 principal amount of 5% Subordinated
                    Convertible Debentures due June 28, 2014,
                    convertible into 2,266,309 Common Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    $21,190,000 principal amount of 5% Subordinated
                    Convertible Debentures due June 28, 2014,
                    convertible into 2,266,309 Common Shares
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON $21,190,000 principal amount of 5% Subordinated Convertible Debentures due June 28, 2014, convertible into 2,266,309 Common Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.78%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 644535106                    13G                   Page 7 of 12 Pages


Item 1.

(a)  Name of Issuer

            New Gold, Inc. (the "Company")

(b)         Address of Issuer's Principal Executive Offices
               595 Howe Street, Suite #601
               Vancouver, British Columbia, Canada V6C 2T5

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


       HIGHBRIDGE INTERNATIONAL LLC
       c/o Harmonic Fund Services
       The Cayman Corporate Centre, 4th Floor
       27 Hospital Road
       Grand Cayman, Cayman Islands, British West Indies
       Citizenship:  Cayman Islands, British West Indies

       HIGHBRIDGE CONVERTIBLE ARBITRAGE MASTER FUND, L.P.
       c/o Harmonic Fund Services
       The Cayman Corporate Centre, 4th Floor
       27 Hospital Road
       Grand Cayman, Cayman Islands, British West Indies
       Citizenship:  Cayman Islands, British West Indies

       HIGHBRIDGE CAPITAL MANAGEMENT, LLC IRS #: 20-1901985
       9 West 57th Street, 27th Floor
       New York, New York  10019
       Citizenship:  State of Delaware

       GLENN DUBIN
       c/o Highbridge Capital Management, LLC
       9 West 57th Street, 27th Floor
       New York, New York 10019
       Citizenship:  United States

       HENRY SWIECA
       c/o Highbridge Capital Management, LLC
       9 West 57th Street, 27th Floor
       New York, New York 10019
       Citizenship:  United States


Item 2(d)   Title of Class of Securities

       Common Shares without par value ("Common Shares")

Item 2(e)  CUSIP Number

       644535106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

CUSIP No. 644535106                    13G                   Page 8 of 12 Pages

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)     Amount beneficially owned:

            As of the date of this filing, (i) Highbridge International LLC is the beneficial owner of $17,996,000 principal amount of 5% Subordinated Convertible Debentures due June 28, 2014, convertible into 1,924,705 Common Shares, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. is the beneficial owner of $3,194,000 principal amount of 5% Subordinated Convertible Debentures due June 28, 2014, convertible into 341,604 Common Shares, (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of the $21,190,000 principal amount of 5% Subordinated Convertible Debentures due June 28, 2014, convertible into 2,266,309 Common Shares issuable to Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P.

            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of Common

CUSIP No. 644535106                    13G                   Page 9 of 12 Pages


Shares held by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P.

            (b)     Percent of class:

            The Company has informed the Reporting Persons that there are currently 36,949,717 Common Shares outstanding. Therefore, based on the Company's outstanding Common Shares and assuming the conversion of the 5% Subordinated Convertible Debentures due June 28, 2014, (i) Highbridge International LLC may be deemed to beneficially own 4.95% of the outstanding Common Shares of the Company, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. may be deemed to beneficially own 0.92% of the outstanding Common Shares of the Company and (iii) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 5.78% of the outstanding Common Shares of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.

            (c)     Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote

                          0

                    (ii)  Shared power to vote or to direct the vote

                          See Item 4(a)

                    (iii) Sole power to dispose or to direct the disposition of

                          0

                    (iv) Shared power to dispose or to direct the disposition of

                          See Item 4(a)

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            See Exhibit I.

Item 9.     Notice of Dissolution of Group

CUSIP No. 644535106                    13G                   Page 10 of 12 Pages


            Not applicable.

Item 10.    Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of September 5, 2007, by and among Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 644535106                    13G                   Page 11 of 12 Pages



                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: September 5, 2007

HIGHBRIDGE CAPITAL MANAGEMENT, LLC       HIGHBRIDGE INTERNATIONAL LLC

                                         By: Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ Carolyn Rubin
    -------------------------------
Name: Carolyn Rubin                      By: /s/ Carolyn Rubin
Title: Managing Director                     ----------------------------
                                         Name: Carolyn Rubin
                                         Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE
MASTER FUND, L.P.

By: Highbridge Capital Management, LLC   /s/ Henry Swieca
    its Trading Manager                  --------------------------------
                                         HENRY SWIECA


By: /s/ Carolyn Rubin
    -------------------------------
Name: Carolyn Rubin
Title: Managing Director



/s/ Glenn Dubin
--------------------------
GLENN DUBIN

CUSIP No. 644535106                    13G                   Page 12 of 12 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares without par value, of New Gold, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of September 5, 2007



HIGHBRIDGE CAPITAL MANAGEMENT, LLC       HIGHBRIDGE INTERNATIONAL LLC

                                         By: Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ Carolyn Rubin
    -------------------------------
Name: Carolyn Rubin                      By: /s/ Carolyn Rubin
Title: Managing Director                     ----------------------------
                                         Name: Carolyn Rubin
                                         Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE
MASTER FUND, L.P.

By: Highbridge Capital Management, LLC   /s/ Henry Swieca
    its Trading Manager                  --------------------------------
                                         HENRY SWIECA


By: /s/ Carolyn Rubin
    -------------------------------
Name: Carolyn Rubin
Title: Managing Director



/s/ Glenn Dubin
--------------------------
GLENN DUBIN